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                           SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2004

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                   258 Attwell Drive, Toronto, Ontario M9W 5B2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-k:
Press Release, March 24, 2004
Interim MD & A, First Quarter Fiscal 2004
Interim Financial Statements, First Quarter Fiscal 2004

PRESS RELEASE, March 24, 2004

     POLYAIR INTER PACK REPORTS FIRST QUARTER 2004 REVENUES INCREASED BY 43%

TORONTO, March 24, 2004 - Polyair Inter Pack Inc. (TSE/AMEX: PPK) reported first quarter sales of $35.1 million, a 43% increase over the same period a year ago and a net loss of $1.1 million or ($0.19) per diluted share compared to a net income of $147,000 or $0.02 per diluted share in the first quarter of 2002. The results for the first quarter for the first time include the Atlantic/Jacuzzi asset acquisition completed May 8th, 2003 and the June 2003 PXL Cross-Linked Foam Corporation's plant opening.

Fiscal first quarter 2004 highlights vs same period for the prior year (US$):

*    Sales increased by 43% to $35.1 million.

*    Packaging sales increased by 12.7% to $23.4 million.

*    Pool sales more than doubled to $11.7 million.

*    Gross profit increased by 10% to $5.9 million.

* Gross profit as a percent of sales, decreased to 17% from 22% as compared to the prior year's first quarter. In order to support the anticipated customer demand for Atlantic/Jacuzzi products through the spring and summer season, the company's first quarter fixed cost base was disproportionately higher than revenues as compared to the first quarter of the prior year. In addition, polyethylene resin in the quarter was on average 30% higher cost than in the previous year's quarter.


                                              3 Months Ended
                                         January 31     February 1           %
                                             2004          2003          Change
Sales
Packaging Products ....................     23,375        20,739         12.7%
Pool Products .........................     11,714         3,799        208.3%
Total Sales ...........................     35,089        24,538         43.0%

Earnings Before interest, .............        107         1,955        (94.5%)
Taxes, depreciation (EBITDA)*

Net Income ............................     (1,113)          147           --

Earnings Per Share - Basic ............    ($ 0.19)      $  0.02           --
                   - Diluted ..........    ($ 0.19)      $  0.02           --

* This represents Operating Profit plus Depreciation & Amortization as reported in the Company's financial statements.

     All amounts are expressed in thousands of U.S. dollars except for per share amounts.

Management's perspective

The company's Packaging group sales growth of 12.7% for the quarter as compared to the same period for the prior year has been driven by demand in all product categories and in particular the e-business sector. The Pool division's increase in revenue benefited by our product line expansion as we are now manufacturing, in addition to our accessory product lines, new products which include above ground pools and in ground and above ground pumps and filters.

"As expected, the seasonal impact of the Pool segment has been amplified this quarter, a result of the acquisition of the Atlantic/Jacuzzi assets", commented Henry Schnurbach, Polyair Inter Pack President and Chief Executive Officer. "As a consequence, the pool business represents 33% of the total sales as compared to 15% in the prior year."

Mr. Schnurbach continued, "The anticipated increase in infrastructure cost plus the increase in the cost of polyethylene resin and associated raw materials from the prior year, has impacted earnings and cash flow. Our profitability by quarter as compared to prior years will change with the mix of sales between business sectors. The Swimming Pool division, due to seasonality, influences quarterly results with more volume concentration in our spring and summer fiscal quarters."


Conference Call

The Company will host a conference call on Wednesday March 24, 2004 at 4:15 pm (Eastern Daylight Time) to review the operating results. Polyair invites all those interested in hearing management's discussion of the quarter to join the call by dialing 1-800-915-4836 in the U.S. and Canada. International participants may access the call by dialing 1-973-317-5319. A replay will be available for one week following the call by dialing 1-800-428-6051 (U.S. and Canada) or 1-973-709-2089 (International) and entering access code 328176 when prompted.


Polyair Inter Pack Inc. (www.polyair.com and www.cantar.com), through its Polyair Group manufactures protective packaging; through its Cantar and Atlantic Groups the company manufactures swimming pool products, which are sold through a network of some 3,000 distributors across North America. Polyair operates twelve manufacturing facilities, seven of which are based in the United States where last year, the Company generated approximately 79% of its annual sales. The shares are listed on both the Toronto Stock Exchange and the American Stock Exchange under the symbol "PPK".


Certain information included in this document contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of certain product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc.


For further information contact:

Tom Caden or Dian Griesel                            Wendy Smith
The Investors Relations Group                        Shareholder Administrator
Phone:  (212) 825-3210                               Phone: (416) 740-2687
Email:  theproteam@aol.com                           Email: wsmith@polyair.com

INTERIM MD & A, March 24, 2004

POLYAIR INTER PACK INC
FIRST QUARTER 2004 RESULTS
JANUARY 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

Results of Operations


The company's net sales increased 43.0% to $35.1 million in the first quarter of 2004 compared to $24.5 million in the first quarter of 2003. The impact of the stronger Canadian dollar compared to the prior year accounts for 2.6% of the net increase. Sales of packaging products increased by 12.7% to $23.4 million compared to $20.7 million in the same period of 2003. Higher volumes were experienced in all product groups. Sales of pool products increased by 208.3% to $11.7 million compared to $3.8 million in the first quarter of 2003. The increase was driven by the May 2003 acquisition of the Atlantic/Jacuzzi product lines, which accounted for $8.2 million in revenues.

Gross profit, as a percentage of sales, decreased to 16.8% during the quarter compared to 21.8% in the previous year. This decrease was due to higher cost of polyethylene resin, polyethylene based raw materials and the infrastructure costs related to the Atlantic/Jacuzzi product operations.

As a percentage of sales, selling and administrative expenses increased to 21.1% from 19.5% during the same period of 2003. The increase in personnel and related expenses was required to support the new product lines in the pool sector.

Quarterly operating loss of 4.3%, compared to an operating profit of 2.3% in the prior year, is a result of the increased material costs and the incremental costs required to support the larger Pool segment. This division, due to seasonality, influences quarterly results with more volume concentration in our spring and summer fiscal quarters.

Net interest expense increased by 44.6% to $457,000 compared to $316,000 in the first quarter of 2003. The increased working capital requirements to support the acquired business assets increased the bank indebtedness to $20.8 million at the end of the quarter compared to $1.8 million in the prior year's quarter.



Liquidity and Capital Resources

The company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

Working Capital as at January 31, 2004 increased by $5.1 million to $13.5 compared to $8.4 million in the prior year. The acquisition of the Jacuzzi / Atlantic assets and product lines has a significant impact on the quarter-end balance sheet, as the results of operations have been consolidated from the date of acquisition, being May 8, 2003. Total accounts receivable increased by $13.1 million from the prior year with $12.2 million related to the acquired product lines. Total inventory increased by $24.5 million from the prior year with $19.1 million related to the acquired business. The remaining increase was due to higher inventory levels of pool product finished goods, as sales were below expectations in the 2003 fall season, which resulted in excess stock levels. Polyair further incurred increases in the cost of polyethylene resin and with anticipated growth in customer demand, a corporate action was taken to increase inventory levels. Accounts payable and accrued liabilities increased by $15.7 million over the prior year with $12.7 million related to the acquired business.

The company's total debt, net of cash and short-term investments and the convertible note, increased by $18.4 million at the end of the first quarter to $40.4 million compared to $22.0 million at the prior quarter end. The increase is due to the $19.1 million increase in bank indebtedness required to finance the working capital demands related to the acquired business, higher inventory levels as noted above, the purchase of new equipment for $2.7 million plus a net increase in long term debt of $217,000.

As at January 31, 2004, the available line of credit was $33.8 million with $20.8 million drawn on the line of credit. The unused available working capital line of credit is approximately $6.9 million. The line of credit is subject to an unused credit facility fee of 0.375% per annum on the undrawn balance.


Outlook

The packaging sector revenues we believe should continue the growth trend experienced in the first quarter of 2004. The pressure on margins may continue, as raw material prices have remained higher than the prior year levels while selling prices have remained constant. The pool sector sales will include for the first time shipments of above ground pools and above ground and in ground pumps and filters, which will significantly impact second quarter revenues. The gross margin of the company should be positively affected by the contribution of the acquired product lines as the weighting of pool sales will be a bigger factor in the spring and summer seasons.



Certain information included in this document contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of certain product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc.

INTERIM FINANCIAL STATEMENTS
POLYAIR INTER PACK INC. - FIRST QUARTER RESULTS, 2004

CONSOLIDATED BALANCE SHEETS

(in thousands of United States dollars)
                                           AS AT        AS AT         AS AT
                                         JANUARY 31   OCTOBER 31    FEBRUARY 1
       (UNAUDITED)                          2004        2003           2003

           ASSETS
  Current Assets:
Cash and cash equivalents               $  1,957      $    888      $  1,038
Accounts receivable, net of allowance     25,564        24,006        12,421
for doubtful accounts
Due from joint venture                       996           826           664
Income taxes receivable                      132           111           255
        Inventory                         37,512        30,022        13,053
Prepaid expenses and other                 3,607         2,175         1,354
Future income tax assets                   1,490         1,492           885
                                         --------      --------      --------
                                          71,258        59,520        29,670

Capital assets, net                       38,855        37,790        34,186

Future income tax assets                   1,367         1,369           523

Intangible and other assets, net           1,837         1,929         1,717
                                         --------      --------      --------
                                        $113,317      $100,608      $ 66,096
                                         ========      ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness                       $ 20,849      $ 13,130      $  1,751
 Accounts payable                         22,538        14,195         9,971
Accrued liabilities                        9,018        11,598         5,903
Income taxes payable                         636         2,009           255
Future income tax liabilities                 60            62             -
Current portion of long-term debt          4,615         4,191         3,357
                                         --------      --------      --------
                                          57,716        45,185        21,237

   Long-term debt                         16,852        15,348        17,893
Other long-term liabilities                1,136         1,324             -
 Convertible note                          1,227         1,229             -
Future income tax liabilities              3,629         3,633         2,866

Shareholders' equity:
 Convertible note                          3,871         3,938             -
    Capital stock                          9,943         9,938         9,838
Retained earnings                         17,711        18,869        14,293
Cumulative translation account             1,232         1,144           (31)
                                         --------     ---------      --------
                                          32,871        33,889        24,100
                                         --------      --------      --------
                                        $113,317      $100,608      $ 66,096
                                         ========      ========      ========


See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(3 months ended January 31, 2004 and February 1, 2003)
(in thousands of United States dollars)
       (UNAUDITED)

                                                                           3 MONTHS ENDED
                                                                       2,004                2,003
Sales                                                             $   35,089           $   24,538

Cost of sales                                                         29,186               19,191
                                                                    ---------            ---------

Gross profit                                                           5,903                5,347

Expenses:
       Selling                                                         4,245                2,639
       General and administrative                                      3,160                2,149
                                                                    ---------            ---------
                                                                       7,405                4,788
                                                                    ---------            ---------
Operating profit (loss)                                               (1,502)                 559

Interest expense, net                                                    457                  316
                                                                    ---------             --------

Income (loss) before minority interest                                (1,959)                 243

Minority interest                                                         11                    5
                                                                   ----------            ---------

Income (loss) before income taxes                                     (1,948)                 248

Income taxes (recovery)                                                 (835)                 101
                                                                   ----------            ---------

Net income (loss) for the period                                      (1,113)                 147

Retained earnings, beginning of period                                18,869               14,614

Premium on common shares purchased for cancellation                        -                 (468)

Convertible note charge                                                  (45)                   -
                                                                   ----------            ---------
Retained earnings, end of period                                  $   17,711           $   14,293
                                                                   ==========            =========

Income per share:
          Basic and diluted                                       $    (0.19)          $      0.02
                                                                   ----------            ---------

Weighted average number of shares outstanding:
          Basic and diluted                                        6,127,280            6,117,937
                                                                   ----------           ----------


See accompanying notes to consolidated financial statements.

POLYAIR INTER PACK INC. - FIRST QUARTER RESULTS, 2004
CONSOLIDATED STATEMENTS OF CASH FLOWS
(3 months ended January 31, 2004 and February 1, 2003)
(in thousands of United States dollars)
       (UNAUDITED)

                                                                            3 MONTHS ENDED
                                                                        2004              2003
Cash provided by (used in):

Operating activities:
 Net income (loss) for the period                                     $(1,113)          $   147
Items which do not involve cash:
Depreciation and amortization                                           1,609             1,396
                                                                       -------           ------
                                                                          496             1,543

Change in non-cash operating working capital:
Accounts receivable                                                    (1,621)            3,484
        Inventory                                                      (7,654)           (2,136)
Prepaid expenses and other                                             (1,456)             (735)
Accounts payable and accrued liabilities                                5,881               415
Income taxes payable/receivable                                        (1,404)           (2,684)
                                                                       -------           -------
                                                                       (5,758)             (113)

Financing activities:
Increase in long-term debt                                              2,732                 -
Decrease in long-term debt                                               (761)             (703)
Increase (decrease) in bank indebtedness                                7,803             1,750
Common shares repurchased                                                   -              (642)
Stock options exercised                                                     5                 4
                                                                       -------           -------
                                                                        9,779               409

Investing activities:
Purchase and deposits on building and equipment                        (2,671)           (1,868)
Due from joint venture                                                   (176)             (334)
            Other                                                           5               (38)
                                                                       -------           -------
                                                                       (2,842)           (2,240)

Effect of foreign currency translation on cash balances                  (110)              (16)
                                                                       -------           -------

Increase (decrease) in cash and cash equivalents                        1,069            (1,960)

Cash and cash equivalents, beginning of period                            888             2,998
                                                                       -------           -------
Cash and cash equivalents, end of period                              $ 1,957           $ 1,038
                                                                       =======           =======

Supplemental cash flow information:
Cash paid during the period for:
                     Interest paid                                    $   449           $   176
                 Income taxes paid, net of refunds                        545             2,786
                                                                       -------           -------


See accompanying notes to consolidated financial statements

POLYAIR INTER PACK INC. - FIRST QUARTER RESULTS, 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(3 months ended January 31, 2004 and February 1, 2003)

     (UNAUDITED)
-------------------------------------------------------------------------------

     1. Significant Accounting Policies

     These consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended October 31, 2003. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were applied in the consolidated financial statements for the year ended October 31, 2003.



     2. Seasonality of Operations

     Due to the seasonal nature of the pool products business, the earnings for the three months ended January 31, 2004 and 2003 are not indicative of the earnings for other quarters. Sales in pool products are substantially higher in the second and third quarters, primarily due to buying patterns for the summer. Since fixed costs such as rent and overhead apply uniformly throughout the year, significantly higher profitability results in the second and third quarters of the year.

POLYAIR INTER PACK INC. - FIRST QUARTER RESULTS, 2004

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(3 months ended January 31, 2004 and February 1, 2003)
(in thousands of United States dollars)
 (UNAUDITED)
-------------------------------------------------------------------------------

     2.     Segmented Information:

     The Company manufactures and markets packaging and pool products. The Company operates in the United States and Canada.

     By geographic region:

     ---------------------------------------------------------------------
                                                  3 MONTHS ENDED
                                            2004                    2003
     ---------------------------------------------------------------------
     Sales:
        United States                    $   26,415            $   20,952
        Canada                                7,177                 3,586
        Europe                                1,497                     -
     ---------------------------------------------------------------------
                                         $   35,089            $   24,538
     ---------------------------------------------------------------------


     ---------------------------------------------------------------------
                                                       AS AT
                                          January 31            February 1
                                             2004                  2003
     ---------------------------------------------------------------------

     Capital assets and goodwill:
        United States                   $    23,976            $   24,940
        Canada                               14,067                 8,387
        Corporate                             1,621                 1,692
     ---------------------------------------------------------------------

                                        $    39,664            $   35,019
     ---------------------------------------------------------------------

     By operating segment:

     ---------------------------------------------------------------------
                                                 3 MONTHS ENDED
                                              2004                  2003
     ---------------------------------------------------------------------

     Sales:
        Packaging products              $    23,375            $   20,739
        Pool Products                        11,714                 3,799

     ---------------------------------------------------------------------
                                        $    35,089            $   24,538
     ---------------------------------------------------------------------

     Depreciation and amortization
        Packaging products              $     1,288            $    1,062
        Pool products                            99                   120
        Corporate                               222                   214
     ---------------------------------------------------------------------
                                        $     1,609            $    1,396
     ---------------------------------------------------------------------

     Operating profit (loss):
     Packaging products                 $     2,618            $    2,545
        Pool products                        (2,178)                 (556)
            Corporate                        (1,942)               (1,430)
     ---------------------------------------------------------------------
                                        $    (1,502)           $      559
     ---------------------------------------------------------------------

     Capital expenditures:
        Packaging products              $     1,293            $    1,578
        Pool products                         1,324                    86
        Corporate                                54                   204
     ---------------------------------------------------------------------
                                        $     2,671            $    1,868
     ---------------------------------------------------------------------

     ---------------------------------------------------------------------
                                                      AS AT
                                          January 31            February 1
                                             2004                  2003
     ---------------------------------------------------------------------

     Total assets:
        Packaging products              $    55,721            $   46,097
        Pool products                        48,157                12,728
        Corporate                             9,439                 7,271
     ---------------------------------------------------------------------
                                        $   113,317            $   66,096
     ---------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: March 24, 2004                    By:/s/KEVIN DAY
                                         Kevin Day, Chief Financial Officer